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                                                                Exhibit 2.2


                                                                EXECUTION COPY

                   AMENDMENT NO. 1 TO STOCK PURCHASE AGREEMENT

         This Amendment No. 1 is made and entered into effective as of the 1st day of February, 1997, by and between THE B.F. GOODRICH COMPANY, a New York corporation ("Seller"), and RPM, INC., an Ohio corporation ("Buyer").

                                    RECITALS

         A. Seller owns one hundred percent (100%) of the issued and outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of TREMCO INCORPORATED, an Ohio corporation ("Company").

         B. Seller and Buyer entered into a Stock Purchase Agreement as of October 21, 1996 (the "Stock Purchase Agreement") whereby Seller agreed to transfer, sell and assign to Buyer and Buyer agreed to purchase from Seller, one hundred percent (100%) of the Common Stock on the terms and conditions set forth in the Stock Purchase Agreement.

          C. Seller and Buyer desire to amend the Stock Purchase Agreement as set forth below.

         NOW, THEREFORE, in consideration of the mutual promises herein contained, Seller and Buyer agree as follows:

         SECTION 1.  AMENDMENTS TO THE STOCK PURCHASE AGREEMENT.

          1.01 SECTION 1.2(d) of the Stock Purchase Agreement is deleted in its entirety and restated as follows:

         "(d) subject to the provisions of SECTION 6.4, all rights and interests in and under the BFGoodrich Insurance Policies (as hereinafter defined in SECTION 4.1(u));"

          1.02 A new SECTION 1.3(f) is added to the Stock Purchase Agreement as follows:

         "(f) subject to the terms contained in ARTICLE XI-A, all Litigation Costs (as hereinafter defined) and Warranty Costs (as hereinafter defined) associated with Non-roofing Products (as hereinafter defined) shipped by the Company prior to the Closing Date."

          1.03 SECTION 2.1 of the Stock Purchase Agreement is deleted in its entirety and restated as follows:

          "2.1 PURCHASE PRICE. In consideration of the sale, transfer, conveyance, assignment, and delivery of the Common Stock by Seller to Buyer and the mutual covenants, undertakings, and agreements herein contained, Buyer shall on the Closing Date pay to Seller Two Hundred Thirty Million Seven Hundred Thousand Dollars ($230,700,000) (the "Purchase

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Price") by wire transfer in immediately available funds to Seller's bank account, which Seller shall identify in writing at least forty-eight (48) hours prior to the Closing."

          1.04 SECTION 6.4 of the Stock Purchase Agreement is deleted in its entirety and restated to read as follows:

                  "6.4 INSURANCE COVERAGE. For the purposes of this SECTION 6.4, the term "Seller Insurance" means the BFGoodrich Insurance Policies in effect on and before the Closing Date, in excess of Seller's applicable self-insured retention amounts. From and after the Closing Date, Seller agrees to provide Company and its Affiliates with continuing access as an insured party to Seller Insurance, subject always to the terms, conditions and limitations thereof, which are applicable to insurable claims and litigation asserted against Company and its Affiliates as of the Closing Date. Seller shall be solely responsible for notification of the underwriters of the Seller Insurance and thereafter for the management of claims and litigation asserted against Company and its Affiliates prior to, on or within thirty (30) days after the Closing Date. Provided however, that Seller may, in its sole discretion, elect to purchase tail insurance coverage which shall be reasonably acceptable to Buyer and which will provide the same level and quality of coverage to Company and its Affiliates as would have otherwise been provided by the Seller Insurance ("Tail Insurance"). In the event Seller elects to so provide the Tail Insurance, Company and its Affiliates shall not have any access to the Seller Insurance after the Closing Date. The foregoing does not constitute, and shall not be construed to constitute, an independent assumption, assurance, guarantee or indemnity of any nature whatsoever by Seller with respect to claims and litigation asserted against Company and its Affiliates as of the Closing Date."

         SECTION 9.2(h) of the Stock Purchase Agreement is deleted in its entirety.

          1.05 SECTION 6.11 of the Stock Purchase Agreement is deleted in its entirety and restated to read as follows:

                  "6.11 CASH BALANCES. The parties agree that all cash balances located outside the U.S. of Company and its Affiliates will be left on deposit in the accounts of Company and its Affiliates on the Closing Date. In the event that the aggregate amount of such cash on the Closing Date is greater than U.S.$2.0 million, then, subject to the Net Worth provisions of SECTION 2.2(e), the amount equivalent to such excess (less an amount equal to the face amount of all checks written by or on behalf of Company before the Closing Date that have not been paid as of the Closing Date) shall be paid by Buyer to Seller by wire transfer of immediately available funds within seven (7) days after the Closing Date. In the event that the aggregate amount of such cash on the Closing Date is less than U.S.$2.0 million, then the amount equivalent to such shortfall (plus an amount equal to the face amount of all checks written by or on behalf of Company before the Closing Date that have not been paid as of the Closing Date) shall be paid by Seller to Buyer by wire transfer of immediately available funds within seven (7) days after the Closing Date."

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          1.06 SECTION 6.1A of the Stock Purchase Agreement is amended by adding the following sentence to the end of such section:

                  "It is hereby agreed that Buyer will accept the Schedules set forth in this Agreement as updated to include statements to the effect that: (i) Company's Cleveland plant may be operating its felt line in excess of air operating permit limits based on throughput; (ii) Company's Cleveland plant may not have records of earlier service on a chiller system, which may have involved addition of CFCs to the chillers; (iii) Company's plants operated in Wigan, England and Slough, England may be subject in the future to a statute similar to CERCLA, which has been enacted in the UK, but is not yet effective; (iv) volatile organic compounds have been detected in the groundwater beneath Company's Toronto plant's Wicksteed Avenue Buildings and an adjacent property; and (v) asbestos-containing material is present in buildings at Company's facility in Beachwood, Ohio."

          1.07 SECTION 6.3A of the Stock Purchase Agreement is deleted in its entirety and restated to read as follows:

                  "6.3A ANCILLARY AGREEMENTS. After the date of execution hereof, the parties shall negotiate in good faith the following agreements:
License Agreement for Retained Technology related to Ultrem; Joint Development Agreement related to Ultrem; Agreement for High Solids Polymer and Dispersion Products; Lease Agreement for the Pilot Plant; Distribution Agreement for Tremco S.A.; Manufacturing License Agreement for Tremco S.A.; Services Agreement for Tremco S.A.; and Transition Services Agreement. From and after the Closing Date, Seller and Buyer agree that they shall cause their respective subsidiaries and affiliates to perform and comply with the duties and obligations of such ancillary agreements in accordance with the terms of the executed agreements."


                  SECTIONS 9.1(e) and 9.2(e) of the Stock Purchase Agreement are deleted in their entirety and restated to read as follows:

          "9.1(e) ANCILLARY AGREEMENTS. Execution and delivery of the agreements identified in SECTION 6.3A.

          "9.2(e) ANCILLARY AGREEMENTS. Execution and delivery of the agreements identified in SECTION 6.3A."

          All references to the Ancillary Agreements in the Agreement shall be deemed to only refer to those agreements set forth in SECTION 6.3A, including the list of Exhibits, which shall be revised as follows:

           "Exhibit A      Ancillary Agreements
            Exhibit A-1   --License Agreement for Retained Technology for Ultrem
            Exhibit A-2   --Joint Development Agreement for Ultrem

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            Exhibit A-3   --Agreement for High Solids Polymer and Dispersion
                          Products
            Exhibit A-4   --Lease Agreement for Pilot Plant
            Exhibit A-5   --Distribution Agreement for Tremco S.A.
            Exhibit A-6   --Manufacturing License Agreement for Tremco S.A.
            Exhibit A-7   --Services Agreement for Tremco S.A.
            Exhibit A-8    --Transition Services Agreement"

          1.08 SECTION 11.1(a) of the Stock Purchase Agreement is deleted in its entirety and restated to read as follows:

          "11.1 INDEMNIFICATION.

                (a) SELLER'S INDEMNITY. Subject to the conditions, limitations and provisions of this ARTICLE XI, Seller agrees to hold harmless, indemnify and defend, with respect to SECTIONS 11.1(a)(1) AND 11.1(a)(2) Buyer and its affiliates and their respective officers, directors, employees, agents, successors and assigns, and with respect to SECTION 11.1(a)(3) Buyer, Company and their affiliates and their respective officers, directors, employees, agents, successors and assigns, from and against any claim, cause of action, demand, damage, loss, liability, expense or cost of any kind or amount whatsoever (including court costs, expenses and reasonable accountants and attorneys fees) incurred or suffered by any one or more of said parties, arising or resulting from the following, including the enforcement thereof:

                      (1) the breach of any representation or warranty made by Seller in this Agreement, it being expressly understood and agreed that except as and to the extent set forth in this ARTICLE XI, Seller shall not indemnify, defend or hold harmless any party or entity with respect to the representations or warranties made by Seller;

                      (2) the breach of or failure to perform any covenant, obligation or agreement of Seller set forth herein; or

                      (3)  any Retained Liability.

SECTION 12.11 shall not be construed to limit the indemnification provided by Seller to Company and its affiliates and their respective officers, directors, employees, agents, successors and assigns to the extent such entities or persons are expressly indemnified by Seller under ARTICLES XI or XI-A."

          1.09 A new ARTICLE XI-A is added to the Stock Purchase Agreement as follows:

                                  "ARTICLE XI-A
                  COST-SHARING OF CERTAIN RETAINED LIABILITIES

          (1) TERMS. For purposes of this Agreement:

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                  (i) "Litigation Costs" means the damages, losses, liabilities, expenses, deficiencies or costs of any kind or amount whatsoever (including court costs, expenses, reasonable accountants and attorneys fees, and any costs resulting from any settlement or judgment, but not including any allocated compensation expense for employees of Buyer or Company for assisting in any way in the administration of claims that may result in Litigation Costs (as used in this ARTICLE XI-A, the term "Company" shall include Company's subsidiaries)) incurred or suffered by Buyer, Company or their respective officers, directors or employees, arising out of any legal proceeding, arbitration, hearing, litigation or suit brought by a third party connected in any way with (a) any defect or alleged defect in the manufacture, design, materials or workmanship of a Non-roofing Product shipped by Company before the Closing Date which results in or is alleged to result in damage to person or property (including damage to the product itself) or (b) any failure or alleged failure of a Non-roofing Product to meet or conform to express or implied warranties or representations with respect thereto shipped by Company before the Closing Date, net of any unaffiliated, third party insurance recoveries.

                  (ii) "Non-roofing Products" means all products manufactured, sold or distributed by Company that have been shipped prior to the Closing Date, other than those sheet & liquid membranes, adhesives and sealants, and accessories used in the installation, repair, refurbishment and replacement of roofs for the purpose of weather proofing such roofs in new and existing buildings.

                  (iii) "Warranty Costs" means any losses, liabilities, expenses, deficiencies or costs of any kind or amount whatsoever incurred or suffered by Buyer, Company or their respective officers, directors or employees resulting from any claim relating to failures or alleged failures of Non-roofing Products to meet or conform to express or implied warranties or representations with respect thereto, shipped by Company before the Closing Date of which Company has received written notification at any time during the period from prior to the Closing Date to the tenth anniversary of the Closing Date, net of any unaffiliated, third party insurance recoveries and not including (i) costs associated with the resolution of customer complaints by Company in the ordinary course of business through the provision of product and/or other minor repair services at Company's cost that do not exceed an aggregate of $5,000 in any one instance, or (ii) allocated compensation expense for employees of Buyer or Company for assisting in any way in the administration of claims that may result in Warranty Costs.

         (2) THRESHOLD AMOUNT. Seller and Buyer acknowledge and agree that notwithstanding SECTION 1.3(f), Buyer and Company shall be responsible for the first $3,000,000 (the "Threshold Amount") of the sum of Warranty Costs and Litigation Costs in the aggregate before Seller shall be liable to Buyer, Company or their respective officers, directors or employees under SECTION 1.3(f) or the Cost-Sharing provisions of subparagraph (3) below.

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         (3) COST-SHARING. Notwithstanding SECTION 1.3(f), after satisfaction of the Threshold Amount, for each successive one-year period ending on the anniversary of the Closing Date through the tenth anniversary of the Closing Date, Buyer and Company shall be responsible for all Warranty Costs and Litigation Costs incurred until the aggregate sum of such Warranty Costs and Litigation Costs in such one-year period reaches $2,000,000 (the "Cost-Sharing Limit"). Buyer's and Company's responsibility for Warranty Costs and Litigation Costs shall be non-cumulative, i.e., to the extent such aggregate costs do not exceed the Cost-Sharing Limit in any given year, the shortfall shall not be added to the next year's Cost-Sharing Limit. For each such one-year period through the tenth anniversary of the Closing Date, to the extent the aggregate sum of such Warranty Costs and Litigation Costs in such one-year period exceeds the Cost-Sharing Limit, Seller shall be responsible for one hundred percent (100%) of the Warranty Costs and Litigation Costs incurred by Buyer and Company in excess of said Cost-Sharing Limit. Notwithstanding SECTION 1.3(f), Seller shall have no liability for Warranty Costs that it first receives notification of after the tenth anniversary of the Closing Date. However, after the tenth anniversary of the Closing Date, Seller shall be solely liable for Litigation Costs, and Buyer and Company shall have no liability whatsoever for Litigation Costs.

         (4)   Claims Management.
               -----------------

                  (i) COVENANTS. On and after the Closing Date, Company will service the product warranties (including warranties which may have been implied or otherwise created by law in the ordinary course of the Business) extended prior to such date by Company with respect to Non-roofing Products shipped by Company or its subsidiaries prior to the Closing Date. With respect to a claim which may result in Warranty Costs asserted after the Closing Date which involves a Non-roofing Product shipped by Company or its subsidiaries prior to the Closing Date, Company will proceed to investigate, defend and resolve such claim with respect thereto in accordance with any and all applicable warranty obligations in a manner consistent with past practices.

                  (ii) LITIGATION COSTS. Until the Threshold Amount and the Cost-Sharing Limit have been met, Company shall manage matters relating to Litigation Costs pursuant to this ARTICLE XI-A, including but not limited to full control of the defense and proceedings relating to any such matter, including any settlement thereof. Seller may retain separate counsel to represent it in, but not control, any defense or settlement of any matter relating to Litigation Costs controlled by Company pursuant to this clause
(4)(ii), and Seller will bear its own costs and expenses with respect to such separate counsel. In the event either party should reasonably conclude, based upon the Information (as hereinafter defined), that a particular matter relating to Litigation Costs is of sufficient nature and potential liability to exceed the Threshold Amount and the Cost-Sharing Limit, respectively, then the concluding party shall have the right to have Seller assume full control of the management of such matter, including defense and any settlement thereof with the amount of such defense or settlement to be applied against any remaining balance of the Threshold Amount and/or the Cost-Sharing Limit. Any matters relating to Litigation Costs that arise (a) after the Threshold Amount and the Cost-Sharing Limit have been met or (b) after the tenth anniversary of the Closing Date, shall be managed

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by Seller, and Seller shall have full control of the defense and proceedings relating to any such matter, including any settlement thereof. With respect to settlements related to Litigation Costs, the party controlling the settlement shall not, without the prior written consent of the non-controlling party (which consent shall not be unreasonably withheld), enter into any compromise or settlement which commits the non-controlling party to take, or to forbear to take, any action other than the payment of money in an amount equal to or less than $100,000 and shall be reasonable under the circumstances and made in good faith. Once a matter related to Litigation Costs is being managed by Seller, Seller shall retain such management even though, as the result of the passage of time, a new Cost-Sharing Limit must be satisfied by Buyer and Company.

                  (iii) WARRANTY COSTS. With respect to any claim which may result in Warranty Costs, Company shall have the exclusive right to handle and resolve such claims, which will be handled by Company in a reasonable manner and, to the extent appropriate, in accordance with Company's past practice; provided, however, that once the Threshold Amount and the Cost-Sharing Limit have been met, Company must obtain the prior written consent of Seller to the payment of Warranty Costs of over $100,000 in the aggregate related to any one claim, which consent shall not be unreasonably withheld.


                  (iv) REPORTING AND COOPERATION. Company shall provide Seller with access to all reports, reserve information, insurance information, technical service analysis, consultants' evaluations, reports and opinions of counsel, and other data and information of Company ("Information") to allow for regular and complete evaluation of claims which may result in Litigation Costs or Warranty Costs. This Information shall be provided to Seller on a regular basis consistent with preparation and distribution to Company and Buyer, and in accordance with Seller's reasonable requests to fulfill requirements of Seller's insurance. Due to the commonality of interest of the parties hereto and Company, the parties agree that the Information shall be kept strictly confidential, and if privileged, will be held and maintained as privileged. The parties hereto and Company shall exercise their best efforts to avoid waiving any protection for privileged or confidential information, or similar protection such as attorney work product or internal critical review, without the prior written consent of the other, or as required by law. Seller will have access with reasonable notice to Company files, counsel, employees and consultants, and expenses thereof, to allow review and evaluation of Litigation Costs and Warranty Costs. The parties hereto and Company mutually agree to use all reasonable efforts to establish technical and legal defenses and to cooperate in order to maximize the opportunities for an applicable unaffiliated, third party insurer to provide defense and indemnity coverage for any of the matters set forth herein. Communication with an applicable insurer shall be controlled by the party with the insurable interest.

         (5) PAYMENT OF CLAIMS. Notwithstanding any other payment or claim procedure for indemnification set forth in ARTICLE XI of this Agreement, on a quarterly basis, Buyer or Company, as appropriate, shall provide Seller with a reasonably detailed summary with supporting documentation of Litigation Costs and Warranty Costs incurred by Buyer, Company or their respective officers, directors or employees and, to the extent Buyer or

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Company is entitled to reimbursement under the provisions of subparagraph (3)
above, such amounts shall be processed and paid by Seller promptly, but no later than 30 days following the date the summary of Litigation Costs and Warranty Costs was received from Buyer or Company, as applicable.

         (6) DRYVIT SYSTEMS, INC. In the event that Company has actual knowledge that a structure that is the subject of a claim that may lead to Litigation Costs or Warranty Costs contains products manufactured by Dryvit Systems, Inc., an indirect subsidiary of Buyer ("Dryvit"), Company shall give Seller notice of such fact within thirty (30) days. A delay in giving notice shall only relieve the recipient of liability to the extent the recipient suffers actual prejudice because of the delay. In the event Dryvit and Company become co-defendants in any litigation which involves Non-roofing Products, Buyer shall tender the defense of the Company in such litigation to Seller and Seller shall manage such defense pursuant to this ARTICLE XI-A. Buyer and Company shall not disclose any information which has been classified by Company or its legal counsel as attorney-client-privileged, or similar protection, such as attorney work product or internal critical review. Further, Seller shall not disclose any information which has been classified by Company or its legal counsel as attorney-client-privileged, or similar protection, such as attorney work product or internal critical review."

         SECTION 2. REFERENCE TO AND EFFECT ON AGREEMENT.

         2.01 Unless otherwise defined herein, capitalized terms used herein shall have the meanings given to such terms in the Stock Purchase Agreement.

         2.02 Each reference in the Stock Purchase Agreement to "this Agreement," "hereunder," "hereof," "herein," or words of like import shall mean and be a reference to the Stock Purchase Agreement as amended hereby, and each reference to the Stock Purchase Agreement in any other document, instrument or agreement shall mean and be a reference to the Stock Purchase Agreement as amended hereby.

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         2.03 Except as specifically amended above, the Stock Purchase Agreement shall remain in full force and effect.

         IN WITNESS WHEREOF, Seller and Buyer have caused this Amendment No. 1 to Stock Purchase Agreement to be executed by their respective duly authorized officers as of the day and year first above written.

                                         THE B.F.GOODRICH COMPANY



                                         By:__________________________________
                                            David L. Burner
                                            President and
                                            Chief Executive Officer

                                         RPM, INC.



                                          By:_________________________________
                                                Thomas C. Sullivan
                                                Chairman